Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Three months ended
	March 31,		For the year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Net Income / (Loss)	$13,785	$18,901	$84,903	$75,437	$(141,560)	$98,917	$99,418
Less:
Extraordinary Gain	—	—	—	—	—	—	—
Discontinued Operations (net of tax)	—	—	—	—	87	31	10,080

Income (loss) before Discontinued Operations	13,785	18,901	84,903	75,437	(141,647)	98,886	89,338

Less:
Minority Interest	—	—	—	—	—	—	—
Equity in Net Income (Loss) of Partnerships	53	(29)	(22)	5,276	(3,890)	(581)	1,026

Subtotal	53	(29)	22	5,276	(3,890)	(581)	1,026
Add:
Interest Expense	1,752	1,739	7,020	7,216	8,657	11,372	11,393
Interest Component of Leases	248	283	1,735	1,157	1,221	1,193	1,163

Fixed Charges	2,000	2,022	8,755	8,373	9,878	12,565	12,556
Income Tax (Benefit)	7,591	2,069	8,892	4,310	(29,263)	18,680	18,176

Subtotal	9,591	4,091	17,647	12,683	(19,385)	$31,245	$30,732

Earnings for Computations	$23,323	$23,021	$102,572	$82,844	$(157,142)	$130,712	$119,044

Preferred Shares Dividends	$—	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Fixed Charges	11.7	11.4	11.7	9.9	NM	10.4	9.5

Ration of Earnings to Fixed Charges and Preferred Shares Dividends	11.7	11.4	11.7	9.9	NM	10.4	9.5